SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE l3D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 5)*

                      TRANS WORLD ENTERTAINMENT CORPORATION

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                                (Name of Issuer)

                     Common Stock, par value $.01 per share

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                         (Title of Class of Securities)

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                                    89336Q100

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                                 (CUSIP Number)

                                                     with a copy to:
Stephen Feinberg                                     Robert G. Minion, Esq.
450 Park Avenue                                      Lowenstein Sandler PC
28th Floor                                           65 Livingston Avenue
New York, New York  10022                            Roseland, New Jersey  07068
(212) 421-2600                                       (973) 597-2424
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                 (Name, Address and Telephone Number of Persons

                Authorized to Receive Notices and Communications)

                                  May 15, 2000

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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   89336Q100
________________________________________________________________________________
1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only):

                                Stephen Feinberg
________________________________________________________________________________
2)   Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)                                Not
         (b)                             Applicable
________________________________________________________________________________
3)   SEC Use Only
________________________________________________________________________________
4)   Source of Funds (See Instructions):  WC
________________________________________________________________________________
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                            Not Applicable
________________________________________________________________________________
6)   Citizenship or Place of Organization:           United States
________________________________________________________________________________
     Number of                              7) Sole Voting Power:     5,713,581*
                                            ------------------------------------
     Shares Beneficially                    8) Shared Voting Power:           0
                                            ------------------------------------
     Owned by

     Each Reporting                         9) Sole Dispositive Power:5,713,581*
                                             -----------------------------------
     Person With                            10) Shared Dispositive Power:     0
                                            ------------------------------------
________________________________________________________________________________
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:    5,713,581*
________________________________________________________________________________
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions):                               Not Applicable
________________________________________________________________________________
13)  Percent of Class Represented by Amount in Row (11):      11.8%*
________________________________________________________________________________
14)  Type of Reporting Person (See Instructions):       IA
________________________________________________________________________________
* As of May 15, 2000, 975,300 shares of Trans World Entertainment Corporation (the "Company") common stock, par value $.01 per share (the "Common Stock"), were owned by Cerberus Partners, L.P., a limited partnership organized under the laws of Delaware ("Cerberus"); 666,400 shares of the Common Stock were owned by Cerberus Institutional Partners, L.P., a limited partnership organized under the laws of Delaware ("Institutional"); and 2,517,850 shares of the Common Stock were owned by Cerberus International, Ltd., a corporation organized under the laws of the Bahamas ("International"). In addition, as of such date, 1,554,031 shares of the Common Stock were owned in the aggregate by certain private investment funds (collectively, the "Funds"). Stephen Feinberg possesses sole power to vote and direct the disposition of all shares of the Common Stock owned by each of Cerberus, Institutional, International and the Funds. See Item 5 for further information.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon information set forth in the Company's Annual Report on Form 10-K for the fiscal year ended January 29, 2000, as of April 26, 2000 there were outstanding 48,356,304 shares of the Common Stock. As of May 15, 2000, 975,300 shares of the Common Stock were owned by Cerberus; 666,400 shares of the Common Stock were owned by Institutional; 2,517,850 shares of the Common Stock were owned by International and 1,554,031 shares of the Common Stock were owned in the aggregate by the Funds. Stephen Feinberg possesses sole power to vote and direct the disposition of all shares of the Common Stock owned by each of Cerberus, Institutional, International and the Funds. Therefore, for the purposes of Regulation Section 240.13d-3, Stephen Feinberg is deemed to be the beneficial owner of 5,713,581 shares of the Common Stock, or 11.8% of the shares of Common Stock deemed to be outstanding as of May 15, 2000.

          The following table details the transactions since the filing by Mr. Feinberg of Amendment No. 4 to this Schedule 13D in the Common Stock by Mr. Feinberg or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof (each of which were effected in an ordinary brokerage transaction):

                                   I. Cerberus

                                   (Purchases)

     Date                           Quantity                              Price

   April 25, 2000                     19,000                              $9.62
   May 15, 2000                       85,000                             $10.06

                                     (Sales)

                                      none

                                II. Institutional

                                   (Purchases)

     Date                           Quantity                              Price

                                      NONE

                                     (Sales)

                                      NONE

                               III. International

                                   (Purchases)

     Date                            Quantity                             Price

   April 25, 2000                     43,800                              $9.62
   May 15, 2000                      200,000                             $10.06

                                     (Sales)

                                      NONE

                                  IV. The Funds

                                   (Purchases)

     Date                            Quantity                             Price

                                      NONE

                                     (Sales)

                                      NONE

                                    Signature

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                         May 23, 2000

                                         /s/ Stephen Feinberg

                                         Stephen Feinberg,  in  his  capacity as
                                         the   managing    member   of  Cerberus
                                         Associates, L.L.C., the general partner
                                         of Cerberus Partners,  L.P., and as the
\ investment manager for each of Cerberus Institutional Partners, L.P., Cerberus International, Ltd. and certain private investment funds

  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).